JNR RESOURCES
THE URANIUM COMPANY

921-470 Granville Street
Vancouver, B.C. V6C 1V5
Canada
Head Office: (604) 689-7422
Investor Rel.: (306) 249-3562
Fax: (604) 682-8566
Web: www.jnrresources.com
Email: info@jnrresources.com

03 FEB -6 AM 7:21

Writer's direct line: (604) 689-7422

January 23, 2003

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

03003671

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

1. A copy of the Company's news release issued on January 21, 2003.

We trust that you will find this to be in order.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Yours truly,
JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

dw 2/10

File No. 82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone: (306) 249-3562
Fax: (604) 682-8566
Web: www.jnrresources.com
Email: info@jnrresources.com

jnr RESOURCES
THE URANIUM COMPANY

TSX Venture Exchange: JNN
12g3-2(b): #82-4720

NEWS RELEASE

JANUARY 21, 2003
No. 03-01

JNR RESOURCES -- 2003 ACTIVITY UPDATE

Rick Kusmirski, President of JNR Resources Inc. (the "Company"), is pleased to announce that negotiations with a third party to finance further exploration on the Moore Lake uranium property are nearing completion, with exploration to begin immediately thereafter.

To that end, the Company has received regulatory approval to carry out an extensive diamond drilling program during the winter of 2003. The planned program consists of a minimum of 15 holes (5000 m) and will be focused on a well-mineralized northeast trending structural corridor referred to as the Maverick zone. This past summer, drill hole ML-25 returned 0.62 % U3O8 over 9.1 meters, including a 4.8 meter interval of 1.2 % U308 and including a 0.4 meter interval of 12 % U3O8. This mineralization is open in three directions.

Further financing and drilling details will be released when they are finalized.

The Company is also pleased to announce that it has received the results from the most recent drilling program on its 50 % owned Greywacke Lake gold project, from the project operator, Masuparia Gold Corp. Masuparia can earn a 51 % and/or a 70 % interest in the property from JNR and Shane Resources Ltd., in consideration of previously reported work and financial commitments.

The drilling program focused on identifying a shallow resource associated with the 'Greywacke North zone' (GNZ) that could possibly be extracted economically. Ten of the eleven shallow holes completed returned significant intercepts, with the best intersection coming from hole #70 which returned 18.92 g/t Au over 4.6 meters; and the widest intersection coming from hole #72, which returned 8.83 g/t Au over 16 meters. The weighted average of the ten shallow holes, which represent a strike length of 92 meters, was 6.24 g/t Au (0.22 oz/ton) over a true width of 9.13 meters.

Gold mineralization was also intersected in two holes that tested the GNZ at a vertical depth of 200 meters; with the better results being obtained from hole #66 which returned 8.71 g/t Au over 3.85 meters. This mineralization is still open.

The operator is reviewing these results and will advise on further programs, the details of which will be reported as they become available.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Richard T. (Rick) Kusmirski, President & Director

For further information, please call: (306) 249-3562